Mail Stop 3010

December 31, 2009

By U.S. Mail and facsimile to (469) 522 - 4299

Mr. Gene S. Bertcher, Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

RE: **American Realty Investors, Inc.**
      File No. 001-15663
      Form 10-K for the year ended December 31, 2008
      Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
      September 30, 2009

Dear Mr. Bertcher:

We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 2. Properties, page 16

1.   For your commercial and apartment properties, please tell us the effective rental per square foot. Provide similar disclosure in future filings.

2.   Refer to the description of your hotel properties at the top of page 19. Please revise future filings to include the following additional disclosure regarding your hotel properties:

- average number of guest rooms

- average occupancy rate

- average room rate, and

- total room revenues divided by total available rooms.

Lease Expiration by Year, page 19

3.   Please tell us whether the table of lease expirations reflects only your commercial properties or if you have included apartment and hotel properties as well. Provide similar clarification in your future filings.

4.   Please tell us the percentage of gross rentals that expires for each year disclosed in your lease expiration table and include such disclosure in future filings.

5.   Please tell us if any single property accounts for 10% or more either your total assets or gross revenue. Also, please tell us if you have any tenants that account for 10% or more of rentable square footage or total rental revenues and describe the business of such tenant. If applicable, provide similar disclosure in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense), page 33

6.   We note the allowance on notes receivable and impairment for 2008 was significantly higher than in prior periods, yet there was no explanation of the factors that contributed to the increase. Confirm that in future filings you will provide expanded disclosures to address risks in your portfolio that are contributing to the increased impairments and valuation allowances in your financial statements.

Item 9A(T). Controls and Procedures, page 92

7.   Item 308T requires you to disclose management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008. Currently, your disclosure describes management's assessment that your internal control over financial reporting met the COSO criteria but does not specifically state whether the controls were effective. Please tell us whether management

assessed the effectiveness of your internal control over financial reporting and, if so, tell us whether management concluded that the controls were effective.

Item 13. Certain Relationships and Related Transactions, page 104

8.   Please revise future filings to disclose in this section the approximate dollar amount paid during the last fiscal year in connection with each related party agreement or transaction, including payments to Prime under your advisory agreement. Refer to Item 404 of Regulation S-K. Please tell us how you plan to comply.

9.   Please tell us why you have not provided in this section a discussion of the related party receivables, including a discussion of the nature of any non-performance, that are disclosed on page 55.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements

Note 1 Organization and Basis of Presentation, page 8

10.   We note that you accounted for your acquisition of OIT from SWI at the historical value of the acquiree because SWI is a related party. Please explain to us the nature of your relationship with SWI and how SFAS 141R / FASB ASC 805 supports your accounting.

Note 9 Impairment Investments and Real Estate Assets, page 15

11.   We note your presentation of your provision on impairment of notes receivable and real estate assets. We further note your disclosure in note 9 that your impairment loss for the 2009 interim periods relates to your investment and ownership of real estate assets. Please explain to us how paragraph 25 of SFAS 144 / FASB ASC 360-10-45-4 supports your presentation.

        As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief